News release
For immediate publication

ART ADVANCED RESEARCH TECHNOLOGIES ANNOUNCES REPURCHASE OF SENIOR SECURED CONVERTIBLE
DEBENTURES

Montreal, Canada, November 21, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that it has entered into agreements to repurchase all of its outstanding senior secured convertible debentures (the “Debentures”). The Debentures were issued on July 28, 2005 to a limited number of U.S. institutional investors. The aggregate purchase price will consist of the outstanding principal amount of the Debentures currently outstanding (US$2,500,000), plus a premium of 15% on such outstanding principal amount, plus accrued and unpaid interest thereon, for a total of US$2,913,623.

The repurchase of the Debentures is subject to the plan of arrangement aimed at recapitalizing and reorganizing ART’s corporate structure becoming effective and ART having received proceeds of CA$5,850,000 in connection with such a plan of arrangement.

ART is also pleased to announce that it has entered into a letter-agreement with RBC Royal Bank regarding a CA$2,700,000 credit facility, subject to certain terms and conditions to be finalized.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Tel. 514.832.0777

www.art.ca